UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check One):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [X] Form N-SAR
[ ] Form N-CSR

For Period Ended: March 31, 2011

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ________________

Read Instruction (on back page) Before Preparing Form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION BIRMIWAL INVESTMENT TRUST Full Name of Registrant 24140 E. Greystone Lane Address of Principal Executive Office (Street and Number)

Woodway, WA 98020 City, State and Zip Code PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b)	The subject Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; and

[ ] (c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Form N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Necessary) The Registrant is an open-end investment company comprised of one investment series. The Form N-SAR that will be filed late relates to the only series of the Birmiwal Investment Trust (the "Fund").

The Fund and its service providers are still in the process of finalizing the necessary information for the preparation and production of the Fund's Annual Report and N-SAR but is unable to finalize the filing of the N-SAR at this time.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Marc Collins         513-352-6774
(Name)         (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [ ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BIRMIWAL INVESTMENT TRUST (Name of Registrant as Specified in Charter)

The undersigned has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 31, 2011	By: /s/ Kailash Birmiwal
Kailash Birmiwal, President